EXECUTION COPY

FIRST AMENDING AGREEMENT dated as of November 15, 2018

BETWEEN:	IAMGOLD CORPORATION
(as “Borrower”)

AND:	NATIONAL BANK OF CANADA
DEUTSCHE BANK AG, CANADA BRANCH
CITIBANK, N.A., CANADIAN BRANCH
MORGAN STANLEY SENIOR FUNDING, INC.
ROYAL BANK OF CANADA
THE TORONTO-DOMINION BANK
BNP PARIBAS
CANADIAN IMPERIAL BANK OF COMMERCE
RESSOURCES QUÉBEC INC.
EXPORT DEVELOPMENT CANADA
(each as “Lender”)

AND:	NATIONAL BANK OF CANADA
(acting as Agent for the Lenders)

RECITALS

a)

An amended and restated credit agreement dated as of December 14, 2017 (as amended, restated or modified from time to time prior to the date hereof, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders named therein.

b)

The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things, (i) increase the amount of the Credit up to an amount equal to US $500,000,000; (ii) extend the Maturity Date to January 31, 2023 and (iii) make other amendments to the Credit Agreement including in relation to covenant matters.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Amendments

2.1

Each reference to “US $250,000,000” on the front page of the Credit Agreement, in Recital B of the Credit Agreement, in Section 2.1(1) of the Credit Agreement and in paragraph (5) of Schedule G of the Credit Agreement is hereby deleted and replaced with “US $500,000,000”.

2.2	The definition of “Banking Day” at Section 1.1(19) of the Credit Agreement is deleted and replaced with the following:

““Banking Day” means any Business Day; provided that, (i) where such term is used in connection with making an Advance, such day must also be a day on which banks are open for business in Paris, France; (ii) where such term is used in connection with making a Base Rate Advance, such day must also be a day on which banks are open for business in New York, U.S.A., and (iii) where such term is used in connection with making a LIBOR Advance, such day must also be a day on which banks are open for business in New York, U.S.A. and London, England;

2.3	Each reference to “Banking Day” in Sections 1.1(75), 2.6 (3), 2.6 (4), 5.4(3), 5.5(2), 5.5(3), 5.6(4), 8.1(b), 9.8(2), 11.14(2) and 11.14(4) shall be replaced by “Business Day”.

2.4	The following Section 1.1(25A) is added to the Credit Agreement:

““Business Day” means a day of the year, other than a Saturday or a Sunday, on which bank are opened for business in Montréal and Toronto, Canada; except that, in connection with making or repaying an Advance, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrower and the Lenders, specify that particular day to be a Business Day;”

2.5	Section 1.1(37)(f) of the Credit Agreement is hereby amended as follows (the addition being underlined):

“(f) indebtedness or liabilities incurred under any Derivative (calculated on a net basis only as to all such outstanding Derivatives with any one counterparty individually, but subject to the terms of any netting agreement or other agreement relating to such Derivative);”

2.6	Section 1.1(76) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

““Issuing Bank” means~~, for the time being,~~ NBC and such other Lender selected by the Borrower and acceptable to Agent (such consent not to be unreasonably withheld or delayed) who is willing and has the capability to issue L/Cs. ~~If NBC ceases to be the Issuing Bank, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably.~~”

2.7	Section 1.1(81)(a) of the Credit Agreement is hereby amended as follows (the addition being underlined):

“(a) the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) (in each case, the “LIBOR Screen Rate”) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or

2.8	Section 1.1(86) of the Credit Agreement is amended as follows (the deletion being stricken out):

"Material Adverse Effect" means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Restricted Parties, taken as a whole, that either individually or in the aggregate materially adversely affects or could~~, in the reasonable opinion of the Required Lenders,~~ materially adversely affect the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) applicable economic or market conditions of the gold mining industry, (b) any change in prevailing interest rates or market prices or (c) any change in GAAP.

2.9	The last sentence of Section 1.1(87) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

“As at ~~the date of this Agreement~~ October [__], 2018, the Material Subsidiaries are Rosebel Gold Mines N.V. (a Suriname corporation) ~~and~~ , IAMGOLD Essakane S.A. (a Burkina Faso corporation) and AGEM Limited (a Barbados corporation); provided that, notwithstanding any other provision of this Agreement, Iamgold Cooperative U.A., Iamgold Netherlands B.V., Iamgold France S.A.S and Euro Resources S.A. shall be deemed not to be Material Subsidiaries for the purposes of this Agreement.”

2.10	Section 1.1(88) of the Credit Agreement is hereby amended by replacing “March 31, 2022” with “January 31, 2023”.

2.11	Section 1.1(95) of the Credit Agreement is amended as follows (the addition being underlined and the deletion being stricken out):

“Obligors” means, collectively, the Borrower and each of the guarantors of the Obligations from time to time and does not include Non-Recourse Subsidiaries. At ~~the date of this Agreement~~ October [__], 2018, the Obligors are the Borrower, Rosebel Gold Mines N.V. (a Suriname corporation), IAMGOLD Essakane S.A. (a Burkina Faso corporation), and AGEM Limited (a Barbados corporation) ~~and Repadre Capital (BVI) Inc. (a British Virgin Islands corporation~~.

2.12	The first paragraph of Section 1.1(97) of the Credit Agreement is amended as follows (the addition being underlined and the deletion being stricken out):

““Other Secured Obligations” means the present and future debts, liabilities and obligations of a Restricted Party to any Lender or Affiliate of a Lender under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after the date of this Agreement by the Borrower and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, (iii) Derivatives that are permitted under this Agreement, ~~and~~ (iv) commodity spot transactions and currency spot transactions, and (v) Prepaid Metals Transactions. The rights of the creditors under such Prepaid Metal Transactions will rank pari passu with the debts, liabilities and obligations referred to immediately above, but only with respect to the debts, liabilities and obligations under Prepaid Metals Transactions that constitute Designated Senior Debt (as defined in the High Yield Note Indenture) and providing for the delivery of metals not exceeding 225,000 ounces of metals in the aggregate (which limit may be increased with the prior unanimous consent of the Lenders). Such 225,000 ounces limit shall be reduced by an amount representing the aggregate amount of ounces that may be delivered under Prepaid Metal Transactions secured by Permitted Liens under Section 1.1(104)(v). Any debts, liabilities and obligations under Prepaid Metal Transactions in excess of such limit will rank after the right of the Lenders (or Affiliates of Lenders) and the Holders under the Obligations or the Other Secured Obligations.

2.13	Section 1.1(103)(m)(i) of the Credit Agreement is hereby deleted and replaced with the following:

“(i) [Intentionally Omitted].”

2.14	Section 1.1(103)(n) of the Credit Agreement is hereby amended as follows (the addition being underlined):

“(n) the Sub Debt (including, for greater certainty, Debt under the High Yield Note Indenture but only to the extent it is a Sub Debt).”

2.15	Section 1.1(104)(c) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

“(c) Liens, including capital leases, that encumber immovable or real property or movable or personal property acquired by purchase, construction or otherwise, by the Restricted Parties, and that either (i) existed on such property before the time of its acquisition and were not created in anticipation thereof, or (ii) in the case of Liens securing an aggregate principal amount outstanding at any time for all Restricted Parties not exceeding US $~~125,000,000~~ 250,000,000, were created solely for the purpose of securing Debt of any such Restricted Party representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of their respective property; provided, however, that no such Lien shall extend to or cover any property of any such Restricted Party other than the respective property so acquired and improvements thereon and any proceeds (including, for greater certainty, insurance proceeds) thereof and provided further that the principal amount of any Debt secured by any such Lien shall at no time exceed the fair market value (as determined in good faith by the Borrower) of the respective property at the time it was acquired (by purchase, construction or otherwise);”

2.16	Section 1.1(104) of the Credit Agreement is hereby amended by deleting the “and” at the end of paragraph (t), by deleting paragraph (u) and replacing such paragraph with the following new paragraphs:

“(u) any Lien secured by a hypothec or other collateral security agreement or instrument securing royalties payable with respect to any asset or property of the Borrower; provided that, such Lien (i) is subordinated by its terms to the Liens granted pursuant to the Security Documents or (ii) is subordinated to the Liens granted pursuant to the Security Documents pursuant to an Intercreditor Agreement in favour of the Agent acceptable to the Required Lenders;

(v) any Lien granted by the Borrower in favour of any Person (other than a Lender or an Affiliate of a Lender) on the property and assets of the Borrower created solely for the purposes of securing the debt, liabilities and obligations of the Borrower to such Person pursuant to a Prepaid Metals Transaction. Such Liens shall rank pari passu with the Liens granted pursuant to the Security Documents; provided that they are subject to an Intercreditor Agreement acceptable to the Required Lenders; provided further that such Liens shall only rank pari passu with the Obligations and the Other Secured Obligations in respect of debt, liabilities and obligations under Prepaid Metals Transactions providing for the delivery of metals not exceeding 225,000 ounces of metals in the aggregate (which limit may be increased with the prior unanimous consent of the Lenders). Such 225,000 ounces limit shall be reduced by an amount representing the aggregate amount of ounces that may be delivered under Prepaid Metal Transactions constituting Other Secured Obligations. Any debt, liabilities and obligations under Prepaid Metal Transactions in excess of such limit will rank after the right of the Lenders (or Affiliates of Lenders) and the Holders under the Obligations or the Other Secured Obligations.

(w) any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).”

2.17	The following Section 1.1(106A) is added to the Credit Agreement:

“Prepaid Metals Transactions” means any transaction for the sale and purchase of precious metals entered into between a Restricted Party and any Person, pursuant to which such Person makes an upfront payment to such Restricted Party as consideration for the delivery by the Borrower of a fixed quantity of precious metals;”

2.18	Sections 1.1(125) and 7.1(2) of the Credit Agreement and paragraph 2(b) of Schedule C of the Credit Agreement are hereby deleted and replaced with “[Intentionally Omitted]”.

2.19	Section 1.6 of the Credit Agreement is amended as follows (the addition being underlined):

“1.6 Performance on Banking Days or Business Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day or a Business Day (as applicable), the action is valid if taken on or by the next Banking Day or Business Day (as applicable), except that in the case of a payment in respect of a LIBOR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.”

2.20	The Credit Agreement is amended by adding the following after Section 5.9(2):

“Notwithstanding the foregoing, if at any time the supervisor for the administrator of the LIBOR Screen Rate or a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the LIBOR Screen Rate shall no longer be used for determining interest rates for loans, then the Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in Canada at such time. Within five (5) Business Days after the Borrower and the Agent have agreed on such a rate, the Borrower and the Required Lenders shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 9.7, such amendments shall become effective without any further action or consent of any other party to this Agreement. Until an alternate rate of interest shall be determined in accordance with this Section 5.9, (x) any Advance that requests the conversion of any Advance to, or continuation of any Advance as, a LIBOR Advance in the applicable currency or for the applicable LIBOR Period, as the case may be, shall be ineffective and (y) if the Borrower requests a LIBOR Advance, such Advance shall be made as a Base Rate Advance.”

2.21	Section 6.1(6) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

“Compliance with Laws. Each Restricted Party is in compliance with all Applicable Laws, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, each Restricted Party is in compliance with all ABTL Laws. The Restricted Parties have instituted and maintain policies and procedures designed to prevent violation of such ABTL Laws.”

2.22	Section 6.1(7) of the Credit Agreement is amended by deleting the last sentence of such subsection.

2.23	Section 7.1(3) of the Credit Agreement is hereby amended by replacing “2.50 to 1” with “3.00 to 1”.

2.24	Section 7.5(4)(a) of the Credit Agreement is hereby amended as follows (the addition being underlined):

“(a) effect any material change in its business, being the exploration, the development, construction and operation of mining properties and any operation relating to mining, including mining activities pursuant to Contracts with third party mine operators, and the distribution, hedging (to the extent not prohibited by Section 7.5(3)), trading, exchange and sale of any products produced from or in connection with such mining properties, and any business that is the same, similar or otherwise reasonably related, ancillary or complementary thereto;”

2.25

Section 7.5(4)(d) of the Credit Agreement is hereby amended by deleting the “and” at the end of clause (vi), by deleting the period at the end of clause (vii) and replacing such period with “; and”, and by adding the following new clause (viii):

“(viii) investments in Cash Equivalents.”

2.26	Section 7.5(4)(e)(vi) of the Credit Agreement is hereby deleted and replaced with the following:

“(vi) dispositions of any Property from a Restricted Party that has not granted Security over its assets to another Restricted Party;

(vii) dispositions of any Property from an Obligor that has granted Security over its assets to another Obligor that has granted Security over its assets;

(viii) leases of real property or personal property entered into in the Ordinary Course; and

(ix) dispositions at fair market value not contemplated in any of the foregoing paragraphs provided that the aggregate book value of the assets so disposed of must not exceed US $100,000,000 per fiscal year;”

2.27	Section 7.5(6)(a) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

“make any Distributions other than (i) to the Borrower, any Restricted Subsidiary or any Governmental Authority Shareholder if ~~a~~ no Default has occurred and is continuing or would result therefrom or (ii) to any Person for amounts owing in respect of the Obligations or the Other Secured Obligations; or”

2.28	Section 7.5(8) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

“Patriot Act. The Borrower shall not (and will cause the Restricted Parties not to) directly or indirectly, use any proceeds of the Credit, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner, or other Person, to fund or facilitate: (i) any money laundering or terrorist financing activities or business or in any other manner that would cause or result in violation of ABTL Laws, including for greater certainty the USA PATRIOT Act of 2001 (as amended from time to time); (ii) any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of economic or trade sanctions enacted, administered, imposed or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Global Affairs Canada, the United Nations Security Council, the European Union or other sanctions authority having jurisdiction with respect to any Restricted Party or its business (collectively, “Sanctions”) or in any other manner that would result in a violation of Sanctions by the Borrower, ~~or~~ any Restricted Party or any other Person participating in the Credit, whether as Lender, Agent, Issuing Bank or otherwise; or (iii) any activity that would violate ABTL Laws, including without limitation the U.S. Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada) (as amended from time to time).”

2.29	Section 8.1 of the Credit Agreement is hereby amended by deleting the period at the end of paragraph (n) and replacing such period with “; or”, and by adding the following new paragraph (o):

“(o) a default occurs under one or more agreements or instruments relating to any Other Secured Obligation of any Restricted Party, if all applicable notice and cure periods have expired and if the effect of such default is to accelerate, or to permit the acceleration of the due date of such Other Secured Obligation in an aggregate amount of US $40,000,000 or more, whether or not acceleration actually occurs, or if one or more Restricted Parties fail to pay any such Other Secured Obligation when due.”

2.30	Section 10.2 (1) (c) of the Credit Agreement is amended as follows (the addition being underlined):

“(c) any assignment must be approved by each Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender. Each Issuing Bank will be deemed to have given its consent ten (10) Business Days after a Lender has requested it, unless consent is expressly refused by such Issuing Bank;”

2.31	Section 10.2 (1) (e) of the Credit Agreement is amended as follows (the addition being underlined):

“(e) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Affiliate of a Lender or a Default has occurred and is continuing. The Borrower will be deemed to have given its consent ten (10) Business Days after a Lender has requested it, unless consent is expressly refused by the Borrower; and

2.32	Section 10.5 of the Credit Agreement is amended as follows (the addition being underlined and the deletion being stricken out):

“Any Lender may at any time charge, pledge, ~~or~~ assign a security interest, or otherwise create a security interest (whether by way of collateral or otherwise), in all or any portion of its rights under this Agreement and the other Loan Documents to secure obligations of such Lender, but no such charge, pledge, ~~or~~ assignment or security interest shall release such Lender from any of its obligations hereunder or substitute any such pledgee, ~~or~~ assignee or secured party for such Lender as a party hereto. ”

2.33	Section 11.20 (1) of the Credit Agreement is amended as follows (the addition being underlined and the deletion being stricken out):

“Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, ~~or~~ (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (iii) any insurer or reinsurer of the Lenders or their respective brokers or (iv) any pledgee, assignee or secured party referred to in Section 10.5, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than a Restricted Party.”

2.34	Section 11.20 (3) of the Credit Agreement is amended as follows (the addition being underlined):

“In addition, and notwithstanding anything herein to the contrary, the Agent and the Lenders may provide the information described on Schedule F concerning the Borrower and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

2.35	The following Section 11.25 is added to the Credit Agreement:

“11.25 No set-off by Restricted Parties

All payments to be made by a Restricted Party under this Agreement and the other Loan Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.”

2.36	Schedule “A” (Lenders’ Applicable Percentage) of the Credit Agreement is hereby deleted and replaced with Exhibit “A” attached to this Agreement.

2.37	Schedule “C” of the Credit Agreement is amended by adding the following paragraphs 7 and 8:

“7. The Borrower hereby certifies that, as of the Quarter End, the aggregate amount of ounces of metals to be delivered by the Restricted Parties pursuant to Prepaid Metals Transactions entered into with a Lender or an Affiliate of a Lender is • ounces.

8. The Borrower hereby certifies that, as of the Quarter End, the aggregate amount of ounces of metals to be delivered by the Restricted Parties pursuant to Prepaid Metals Transactions entered into with any Person (other than a Lender or an Affiliate of a Lender) is • ounces.”

2.38	Schedule “H” (Certain Property that may be disposed of) of the Credit Agreement is hereby deleted and replaced with Exhibit “B” attached to this Agreement.

3.	Adjustments Resulting from Changes in Commitments

3.1

Subject to Section 3.2 below, on the Effective Date, the Agent will make such adjustments among the Lenders as may be necessary to ensure that Advances then outstanding under the Credit shall be owing to the Lenders pro rata based on their Applicable Percentage. The provisions of the Credit Agreement will apply to the funding then required from any Lender under the Credit whose Applicable Percentage has increased.

3.2

Any B/A issued and Libor Advances made prior to the Effective Date and outstanding on such date will continue from said date to be owing to the Lenders in the proportion of their Applicable Percentage and Section 5.4 of the Credit Agreement will apply to such B/A and Libor Advances on the maturity date of their respective period, subject however to adjustments to be made by the Agent among the Lenders on any such date to give effect to their Applicable Percentage;

3.3

Any L/C issued prior to the Effective Date and outstanding on such date will be allocated to the Lenders in the proportion of their Applicable Percentage and the non- accrued portion of any L/C Fees will be distributed among such Lenders pro rata based on their Applicable Percentage. Any Lender whose Commitment is reduced on the Effective Date is released to the extent of such reduction from any liability from such L/C; and

3.4	The Lenders will make all such payments as are required by the Agent to give effect to the adjustments contemplated by this Section 3.

4.	Guarantee Release

The Agent and the Lenders (i) hereby consent to Repadre Capital (BVI) Inc. ceasing to be a Material Subsidiary, and (ii) notwithstanding Section 3.1 of the Credit Agreement, hereby release and discharge Repadre Capital (BVI) Inc. from all undertakings, liabilities and obligations under its Guarantee (including, for greater certainty, the guarantee agreement (Province of Ontario) dated as of January 28, 2016 by Repadre Capital (BVI) Inc. in favour of the Agent), and agree that such guarantee agreement is hereby terminated and of no further force and effect.

5.	Undertaking

Within the earlier of (i) 60 days from the date hereof or (ii) the date a Restricted Party enters into a Prepaid Metals Transaction, the Borrower will enter into a deed of hypothec in favour of the Agent (as hypothecary representative) and an amendment to the demand debenture (Province of Ontario) dated as of January 28, 2016 by the Borrower in favour of the Agent, in each case, to increase the principal amount secured thereunder to an amount sufficient to cover the Obligations and the Other Secured Obligations (as amended by this Agreement), such security will be accompanied by such legal opinions, search results and certificates as the Agent may reasonably require. For greater certainty, the failure by the Borrower to provide the foregoing documents or agreements will constitute an Event of Default under the Credit Agreement.

6.	Conditions to Effectiveness

This Agreement will become effective on the date (the “Effective Date”) the Agent has confirmed to the Borrower and the Lenders signatory to this Agreement that it has received each of the following documents:

(a)	duly executed copies of this Agreement;

(b)

a certificate of each Obligor certifying as to the amendments to its Constating Documents since December 14, 2017 (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and the corporate resolutions or proceedings taken to authorize it to execute, deliver and perform its obligations under this Agreement and the other Loan Documents (including in respect of additional Other Secured Obligations provided for under this Agreement);

(c)	a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor;

(d)	copy of the permit issued by the Foreign Exchange Commission (Suriname);

(e)	the opinion of Blake Cassels & Graydon LLP, Canadian counsel to the Obligors, addressed to the Agent and the Lenders;

(f)	the payment of all fees payable to the Agent, the Lenders or any of them on or before the date of this Agreement, and the reimbursement of all expenses incurred including legal fees;

(g)

written confirmation from local counsel to the Obligors that the Guarantee will continue to guarantee the Obligations and the Other Secured Obligations (after giving effect to this Agreement) and not contravene any Applicable Law governing financial assistance;

(h)	all documentation and other information reasonably required by the Agent and the Lenders to satisfy their respective “know your client” obligations; and

(i)	the Agent shall have received such other documents as the Lenders may reasonably require.

7.	Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

8.	Essakane Guarantee

The amendments set forth in sections 2.21, 2.22, 2.25, 2.26, 2.27, 2.27 and 2.28 of this Agreement shall be deemed to apply mutatis mutandis to the applicable sections of the guarantee agreement dated as of January 28, 2016 from Iamgold Essakane S.A. in favour of the Agent.

9.	Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the amendments made herein will not result in a Default. The representations and warranties made in Section 6.1 of the Credit Agreement (as amended hereby), other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

10.	Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. Upon execution of this Agreement, the Borrower also agrees to pay to the Agent the other fees agreed on pursuant to a separate agreement dated as of the date hereof.

11.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

12.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

[Signature page – First Amending Agreement]

NATIONAL BANK OF CANADA,
as Agent

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

NATIONAL BANK OF CANADA,
as Lender

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

[Signature page – First Amending Agreement]

DEUTSCHE BANK AG, CANADA
BRANCH, as Lender

By:	/s/ David Gynn
Name:	David Gynn
Title:	Chief Financial Officer

By:	/s/ Rupert Gomes
Name:	Rupert Gomes
Title:	Vice President

CITIBANK, N.A., CANADIAN BRANCH, ,
as Lender

By:	/s/ Agha Murtaza
Name:	Agha Murtaza
Title:	Authorized Signatory

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING,
INC.,
as Lender

By:	/s/ Michael King
Name:	Michael King
Title:	Vice President

By:
Name:
Title:

[Signature page – First Amending Agreement]

ROYAL BANK OF CANADA,
as Lender

By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK,
as Lender

By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Director

By:	/s/ Matthew Hendel
Name:	Matthew Hendel
Title:	Managing Director

BNP PARIBAS, as Lender

By:	/s/ Thomas Lagrée
Name:	Thomas Lagrée
Title:	Director – Metals & Mining

By:	/s/ Vincent Veron
Name:	Vincent Veron
Title:	Head of Metals & Mining EMEA

[Signature page – First Amending Agreement]

CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender

By:	/s/ Jens Paterson
Name:	Jens Paterson
Title:	Executive Director

By:	/s/ Kazim Mehdi
Name:	Kazim Mehdi
Title:	Executive Director

RESSOURCES QUÉBEC INC.,
as Lender

By:	/s/ Iya Touré
Name:	Iya Touré
Title:	Vice-President

By:
Name:
Title:

EXPORT DEVELOPMENT CANADA,
as Lender

By:	/s/ Shaun Enright
Name:	Shaun Enright
Title:	Financing Manager

By:	/s/ David Thompson
Name:	David Thompson
Title:	Financing Manager

[Signature page – First Amending Agreement]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci
Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name:	Oumar Toguyeni
Title: Chairman of the Board

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie
Title: Director

[Signature page – First Amending Agreement]

EXHIBIT“A”

Lender’s Applicable Percentage

REDACTED

EXHIBIT“B”

Schedule “H”

Certain Property That May Be Disposed Of

REDACTED